UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-38591

PDD Holdings Inc.

28/F, No. 533 Loushanguan Road, Changning District

Shanghai, 200051

People's Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Results of PDD Holdings Inc.’s 2023 Annual General Meeting

At the 2023 annual general meeting of shareholders of PDD Holdings Inc. (the “Company”), held on February 8, 2023 at 9:00 a.m., China Standard Time, or February 7, 2023 at 8:00 p.m., U.S. Eastern Time (the “2023 Annual General Meeting”), shareholders of the Company adopted the following resolutions proposed by the Company:

1.	as an ordinary resolution, THAT Mr. Lei Chen be re-elected as a director of the Company;

2.	as an ordinary resolution, THAT Mr. Anthony Kam Ping Leung be re-elected as a director of the Company;

3.	as an ordinary resolution, THAT Mr. Haifeng Lin be re-elected as a director of the Company;

4.	as an ordinary resolution, THAT Dr. Qi Lu be re-elected as a director of the Company;

5.	as an ordinary resolution, THAT Mr. George Yong-Boon Yeo be re-elected as a director of the Company;

6.	as a special resolution, THAT the name of the Company be changed from “Pinduoduo Inc.” to “PDD Holdings Inc.”; and

7.	as a special resolution, THAT, subject to passing of the special resolution no. 6 and the new name of the Company being entered in the Register of Companies by the Registrar of Companies in the Cayman Islands, the Company’s Ninth Amended and Restated Memorandum and Articles of Association be amended and restated by the deletion in their entirety and by the substitution in their place of the Tenth Amended and Restated Memorandum and Articles of Association in the form attached to the Notice of Annual General Meeting dated January 13, 2023.

A total of 5,048,659,268 votes, representing 95.6% of the total outstanding voting power as of January 13, 2023, the record date, were present in person or by proxy at the 2023 Annual General Meeting. The results of the votes are as follows:

	For		Against		Abstained
Resolution	Votes	%	Votes	%	Votes
Resolution No. 1	4,974,717,540	98.54%	54,118,016	1.07%	19,823,712
Resolution No. 2	4,911,049,500	97.27%	135,905,240	2.69%	1,704,528
Resolution No. 3	4,903,541,688	97.13%	143,413,088	2.84%	1,704,492
Resolution No. 4	4,789,976,796	94.88%	256,973,120	5.09%	1,709,352
Resolution No. 5	4,306,359,060	85.30%	740,593,860	14.67%	1,706,348
Resolution No. 6	5,046,792,636	99.96%	152,276	0.003%	1,714,356
Resolution No. 7	5,046,802,008	99.96%	103,616	0.002%	1,753,644

A copy of the Company’s Tenth Amended and Restated Memorandum and Articles of Association, reflecting the new name of the Company, is attached hereto as Exhibit 99.1.

Exhibit Index

Exhibit 99.1—Tenth Amended and Restated Memorandum and Articles of Association of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PDD HOLDINGS INC.

By	:	/s/ Lei Chen
Name	:	Lei Chen
Title	:	Chairman of the Board of Directors and Chief Executive Officer

Date: February 9, 2023